UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

ORGANICELL REGENERATIVE MEDICINE, INC.

(Name of Issuer)

Shares of Common Stock $0.001 Par Value

(Title of Class of Securities)

09074L105

(CUSIP Number)

Dr. Bhupendra Kumar Modi

6, Marina Boulevard # 63-18

Singapore 018985

Tel: +65 90072184

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074L105

1.	Names of Reporting Persons. Dr. Bhupendra Kumar Modi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 100,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%(2)
14.	Type of Reporting Person IN

(1)	Represents (a) 50,000,0000 shares held by Beyond 100 FZE; and (b) 50,000,000 shares held by Smart Co Holding Pte Ltd.

(2)	All calculations of percentage ownership herein are based upon an aggregate of 1,168,587,928 shares of common stock outstanding as of June 14, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 15, 2022.

CUSIP No. 09074L105

1.	Names of Reporting Persons. Beyond 100 FZE
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai. UAE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 50,000,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 50,000,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person OO

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CUSIP No. 09074L105

1.	Names of Reporting Persons. Smart Co. Holding Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 50,000,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 50,000,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person OO

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ITEM 1. SECURITY AND ISSUER

Issuer Name:	Organicell Regenerative Medicine, Inc., 4045 Sheridan Avenue, Suite 239, Miami, Florida 33140
Title of Class:	Common Stock, $0.001 par value

ITEM 2. IDENTITY AND BACKGROUND.

A.	Name of Reporting Person

(1)	Dr. Bhupendra Kumar Modi

(2)	Beyond 100 FZE

(3)	Smart Co. Holding Pte. Ltd

B.	Residence or business address of Reporting Person

(1)	Dr. Bhupendra Kumar Modi: 6 Marina Boulevard# 63-18, Singapore 018985

(2)	Beyond 100 FZE: Free Zone Area, Ras Ali Khaimah Economic Zone Authority Emirate of Ras Al Khaimah, United Arab Emirates

(3)	Smart Co. Holding Pte. Ltd: 60, Paya Lebar Road, #09-43, Paya Lebar Square, Singapore 409051

C.	Present Principal Occupation or Employment:

(1)	Dr. Bhupendra Kumar Modi: Singaporean businessman, Investor, Social entrepreneur and Philanthropist

(2)	Beyond 100 FZE: Investment business

(3)	Smart Co. Holding Pte. Ltd: Investment business

D.	None of the Reporting Persons namely (1) Dr. Bhupendra Kumar Modi, (2) Beyond 100 FZE and (3) Smart Co. Holding Pte. Ltd has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

E.	None of the Reporting Persons namely (1) Dr. Bhupendra Kumar Modi, (2) Beyond 100 FZE and (3) Smart Co. Holding Pte. Ltd. was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

F.	Citizenship or Place of Organization

(1)	Dr. Bhupendra Kumar Modi- Singapore

(2)	Beyond 100 FZE: Dubai

(3)	Smart Co. Holding Pte. Ltd- Singapore

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 100,000,000 shares of common stock were purchased from the Issuer in a private transaction at a price of $0.02 per shares. The sources funds were the personal funds of Dr. Bhupendra Kumar Modi and the working capital of Beyond 100 FZE and Smart Co. Holding Pte. Ltd:

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares reported herein as an investment in the Issuer.

As a condition of the purchase of the shares from the Issuer, the Issuer agreed to certain changes in management, the composition of the Issuer’s board of directors and modification of certain of management compensation, all as more fully set forth in the Stock Purchase Agreements dated August 19, 2022, between Issuer and each of Beyond 100 FZE and Smart Co. Holding Pte. Ltd., copies of which are filed as Exhibits to this Schedule 13D and incorporated herein by reference.

In addition, pursuant to the Stock Purchase Agreement dated August 19, 2022, between Issuer and Beyond 100 FZE, Beyond 100 FZE was granted a right of first refusal for a period of 18 months from closing, on sales of Issuer’s products and services in India..

Except as set forth in the preceding paragraph, the Reporting Person have no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) Any additional extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of the class of securities owned by Reporting persons:

(1)	Dr. Bhupendra Kumar Modi owns 100,000,000 shares of the Issuer’s common stock (representing 50,000,000 shares held of record by Beyond 100 FE and 50,000,000 shares held of record by Smart Co. Holding Pte. Ltd., representing 8.6% of the class).

(2)	Beyond 100 FZE owns 50,000,000 shares of the Issuer’s common stock, representing 4.3% of the class.

(3)	Smart Co. Holding Pte. Ltd owns 50,000,000 shares of the Issuer’s common stock, representing 4.3% of the class.

(b) Dr. Bhupendra Kumar Modi has sole voting and dispositive power with respect to all 100,000,000 shares reported (50,000,000 shares held by each of Beyond 100 FZE and Smart Co, Holding Pte. Ltd.)

(c) The shares were acquired from the Issuer on August 19, 2022 in private transactions at a price of $0.02 per share, pursuant to stock purchase agreements with the Issuer.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements set forth in Item 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A. Stock Purchase Agreement dated August 19, 2022, between the Issuer and Beyond 100 FZE)

B. Stock Purchase Agreement dated August 19, 2022, between the Issuer and Smart Co. Holding Pte. Ltd.

C. Joint Filing Agreement – included following Signature below.

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SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2022
Date

/s/ Dr. Bhupendra Kumar Modi
Dr. Bhupendra Kumar Modi

September 13, 2022
Date

BEYOND 100 FZE

/s/ Chada Anitha Reddy
Chada Anitha Reddy, Authorized Signatory

September 13, 2022
Date

SMART CO. HOLDING PTE. LTD.

/s/ Chada Anitha Reddy
Chada Anitha Reddy, Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use Schedule 13G to which this exhibit is attached. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of September 13, 2022.

/s/ Dr. Bhupendra Kumar Modi
Dr. Bhupendra Kumar Modi

BEYOND 100 FZE

/s/ Chada Anitha Reddy
Chada Anitha Reddy, Authorized Signatory

SMART CO. HOLDING PTE. LTD.

/s/ Chada Anitha Reddy
Chada Anitha Reddy, Authorized Signatory

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Exhibit A

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of August 19, 2022 (the “Effective Date”), is made by and among ORGANICELL REGENERATIVE MEDICINE, INC., a Nevada corporation (the “Company”) and BEYOND 100 FZE, a Dubai corporation (“Beyond 100” or the “Purchaser”). The Company and the Purchaser are sometimes referred to herein individually, as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS the Company wishes to sell to the Purchaser 50,000,000 shares of the Company’s common stock, $0.001 (the “Shares”) and the Purchaser wish to purchase the Shares from the Company, all on and subject to the terms and conditions set forth herein; and

WHEREAS the Company and the Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration pursuant to Section 4(a)2 of and Regulation D promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy are hereby acknowledged, the Parties agree as follows:

ARTICLE I

CONSIDERATION

1.1 Sale and Purchase of Shares. On and subject to the terms and conditions set forth in this Agreement, at Closing (as hereinafter defined), the Company and shall sell the Shares to the Purchaser and the Purchaser shall purchase and acquire their respective Shares from the Company at a purchase price of US$0.02 per Share (the “Purchase Price”).

1.2 Payment of the Purchase Price. The Purchase Price for the Shares shall be payable by the Purchaser to the Company in full at Closing (a) by application of the good faith deposit previously paid by the Purchaser to the Company in the amount of US$300,000; and (b) the balance by wire transfer in immediately available funds to such bank account as may be designated by the Company.

1.3 Closing. The closing of the purchase and sale of the Shares provided for in this Agreement (the “Closing”) shall be consummated by electronic or other exchange of documents contemporaneously with the execution of this Agreement on the Effective Date. It shall be a condition of such Closing that the Shares purchased by the Purchaser shall close simultaneously with the purchase of Common Shares and newly-issued shares of the Company’s Preferred Stock (the “Preferred Shares”) of the Company by Skycrest Holdings, LLC and Greyt Ventures LLC pursuant to a separate Securities Purchase Agreement of even date herewith (the “Skycrest/Greyt SPA”). The Preferred Shares are being issued to Skycrest Holdings, LLC and Greyt Ventures for the purpose of granting them majority stockholder voting rights.

1.4 Board Appointment; Purchase of Additional Shares.

(a) At Closing, Dr. Bhupendra Kumar Modi and Gurvinder Pal Singh will be appointed to the Company’s Board of Directors and Dr. Modi will be appointed Chair of the Board of Directors.

(b) If on September 15, 2022, a second investor satisfactory to the Company, has not agreed to participate with the Purchaser in the investment in the Company by consummating the purchase of 50,000,000 additional Shares at a purchase price of $0.02 per Share pursuant to a Stock Purchase Agreement of similar like and tenor to this Agreement and to be paid for from the Advance provided in Section 1.6(b), then the Purchaser shall consummate the purchase of such additional Shares on the foregoing terms effective September 15, 2022 from the Advance provided in Section 1.6(b).

1.5 Closing Deliveries by the Company. At Closing, the Company shall deliver (or cause to be delivered) to the Purchaser (as applicable):

(a) book entry certificates in the name of the Purchaser for their respective Shares purchased hereunder;

(b) evidence in form and substance reasonably satisfactory to the Purchaser that the composition of the Company’s board of directors be comprised at Closing as provided in Section 1.4;

(c) evidence in form and substance reasonably satisfactory to the Purchaser that the changes in management compensation set forth on Exhibit A attached hereto have been implemented;

(d) a copy of the minutes of meeting or written consent duly executed by each director of the Company, providing the valid adoption of resolutions of the Company’s board of directors approving this Agreement and each other transaction agreement provided for in this Agreement to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby; and

(e) such other documents as may be necessary to effect the consummation of the transactions contemplated by this Agreement.

1.6 Closing Deliveries by the Purchaser. At Closing, the Purchaser shall deliver (or cause to be delivered) to the Company (as applicable):

(a) The balance of the Purchase Price, as provided in Section 1.2(b);

(b) The payment of an advance of $1,000,000 (the “Advance”) to the Company to be sent by the Purchaser’s affiliate by Monday August 22, 2022, which is to be used towards the Purchase Price of the 50,000,000 additional Shares referred to in Section 1.4(b); and

(c) such other documents as may be necessary to effect the consummation of the transactions contemplated by this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE PARTIES

2.1 Representations and Warranties of the Company. Except as set forth in the SEC Reports (as hereinafter defined), which shall be deemed a part hereof, the Company hereby makes the following representations and warranties to the Purchaser:

(a) SEC Reports. The Company has timely, including within any additional time periods provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC since November 1, 2020, pursuant to the reporting requirements of the Exchange Act, as amended including all exhibits thereto and financial statements, notes and schedules included or incorporated by reference therein and all amendments thereto (collectively, the “SEC Reports”). As of their respective filing dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All material agreements to which the Company is a party or to which any of their respective property or assets are subject that are required to be filed as Exhibits to the SEC Reports are included as a part of, or specifically identified in, the SEC Reports.

(b) Organization, Good Standing and Qualification. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Nevada, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify could be reasonably expected to result in a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the Company (as hereinafter defined), taken as a whole (a “Material Adverse Effect”).

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into, and to consummate the transactions contemplated by this Agreement, and the other transaction agreements to which it is a party (collectively, the “Transaction Agreements”), and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement, and the other Transaction Agreements to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company or its stockholders in connection therewith. This Agreement and the other Transaction Agreements to which the Company is a party have been duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights; and (ii) as limited by general principles of equity that restrict the availability of equitable remedies. The Company is not in violation of any of the provisions of its Articles of Incorporation or bylaws (each as amended through the date hereof).

(d) Capitalization; Subsidiary.

(i) As of the date of this Agreement, the authorized capital stock of the Company consists of 2,500,000,000 shares of Common Stock, par value US$0.001 and 10,000,000 shares of Preferred Stock, par value US$0.001. No shares of capital stock of the Company are entitled to preemptive or similar rights, nor is any holder of capital stock of the Company entitled to statutory preemptive or similar rights arising out of any agreement or understanding with the Company.

(ii) All issued and outstanding shares of the Company’s capital stock (A) have been duly authorized and validly issued and are fully paid and nonassessable; and (B) were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

(iii) Except as set forth in the SEC Reports or Schedule 1 hereto, there are no outstanding options, warrants, rights (including conversion and rights of first refusal and similar rights) to subscribe to, calls, or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire any shares of capital stock of the Company, or contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, or securities or rights convertible or exchangeable into shares of capital stock of the Company. The issue and sale of the Shares will not obligate the Company to issue Common Stock or other securities to any person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities.

(e) Issuance of the Shares. The Shares are duly authorized, and when issued and paid for in accordance with the terms hereof, will be duly and validly issued, fully paid and nonassessable, and free and clear of all liens, encumbrances, and rights of first refusal of any kind (collectively, “Liens”). Based in part upon the representations of the Purchaser set forth in Section 2.2 of this Agreement, (i) the Shares will be issued in compliance with all applicable federal and state securities laws; and (ii) no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser under this Agreement.

(f) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Company’s Articles of Incorporation or bylaws (each as amended through the date hereof); (ii) conflict with, or constitute a default (or an event which with notice or lapse of time, or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time, or both) of, any agreement, credit facility, indenture or instrument (evidencing a Company debt or otherwise) to which the Company is a party or by which any property or asset of the Company is bound or affected; (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, or (iv) conflict with, or result in or constitute any violation of, or result in the termination, suspension or revocation of, any Authorization (as hereinafter defined) applicable to the Company, or to any of their respective properties or assets, or to any of the Shares, or result in any other impairment of the rights of the holder of any such Authorization, except in the case of each of clauses (ii), (iii) and (iv), as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The business of the Company is conducted in compliance in all material respects with all laws, ordinances, or regulations of any governmental authority. As used herein, “Authorization” means any registration (including any registration under the Securities Act) or filing with, or any notification to, or any approval, permission, consent, ratification, waiver, authorization, order, finding of suitability, permit, license, franchise, exemption, certification or similar instrument or document of or from, any U.S. court, arbitral tribunal, arbitrator, administrative or regulatory agency or commission or other governmental or regulatory authority, agency or governing body, domestic or foreign, including without limitation any trading market (each, a “Governmental Entity”), or any other person, or under any statute, law, ordinance, rule, regulation or agency requirement of any Governmental Entity,

(g) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, Authorization or order of, give any notice to, or make any filing or registration with, any court or other U.S. or foreign federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Company of this Agreement, other than filings which may be required under federal and state securities laws, including Form D and any blue sky filings.

(h) Litigation; Proceedings. Except as set forth in the SEC Reports and on Schedule 2, there is no action, suit, inquiries, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its properties before or by any court, arbitrator, governmental or administrative agency, or regulatory authority (U.S. federal, state, county, local or foreign), which if adversely determined, could reasonably be expect to have a Material Adverse Effect nor is the Company aware of any reasonable basis therefor. Neither the Company nor to the Company’s knowledge, any of its officers, directors or any of its employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate, which if adversely determined, could reasonably be expected to have a Material Adverse Effect. The foregoing includes, without limitation, actions, suits, proceedings, or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, any information, or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

(i) No Default or Violation. The Company is not (i) in material default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a material default), nor has the Company received written notice of a claim that it is in material default under or is in material violation of any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound; (ii) in violation in any material respect of any order of any court, arbitrator or governmental body; or (iii) in violation in any material respect of any statute, rule or regulation of any governmental authority, which in each instance could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(j) Brokers Fees. No fees or commissions will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank, or other person, with respect to the transactions contemplated by this Agreement.

(k) Intellectual Property.

(i) The Company owns or possesses sufficient legal rights to its respective Intellectual Property (as defined below) necessary for its business as now conducted and as presently proposed to be conducted. To the knowledge of the Company, all such Intellectual Property rights are enforceable and there is no existing infringement by another person of any of the Intellectual Property rights of the Company. To the Company’s knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person. For purposes of this Agreement, “Intellectual Property” means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, copyrights, trade secrets, domain names, mask works, technology, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing (and all goodwill associated therewith), and any and all such cases that are necessary, owned or used by the Company or the Subsidiary in the conduct of its respective businesses as now conducted and as presently proposed to be conducted.

(ii) All material licenses or other agreements under which the Company is granted Intellectual Property (excluding licenses to use software utilized in the Company’s internal operations and which is generally commercially available) are in full force and effect and, to the Company’s knowledge, there is no material default by any party thereto. The Company has no reason to believe that the licensors under such licenses and other agreements do not have and did not have all requisite power and authority to grant the rights to the Intellectual Property purported to be granted thereby.

(iii) All licenses or other agreements under which the Company has granted rights to Intellectual Property to others (including all end-user agreements) are in full force and effect, there has been no material default by the Company thereunder and, to the Company’s knowledge, there is no material default of any provision thereof relating to Intellectual Property by any other party thereto.

(iv) The Company has taken all steps required in accordance with commercially reasonable business practice to establish and preserve their ownership in their owned Intellectual Property and to keep confidential all material technical information developed by or belonging to the Company or such Company which has not been patented or copyrighted.

(l) Regulatory Permits. The Company possesses all material certificates, authorizations and permits issued by the appropriate U.S. federal, state, or foreign regulatory authorities materially necessary to conduct its business (“Permits”) and the Company has not received any notice of proceedings relating to the revocation or modification of any Permit.

(m) Insurance. Except with respect to Directors’ and Officers’ insurance, which the Company does not currently maintain, the Company is insured by insurers of recognized financial responsibility against such losses and risks, and in such amounts as are prudent and customary in the businesses in which the Company is engaged in their locality. The Company does not have any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

(n) Title. The Company does not own any real property in fee simple. The Company have good and marketable title to all personal property owned by it that is material to its business, free and clear of all Liens, except for Liens that do not materially affect the value of such real or personal property and do not interfere with the use made and proposed to be made of such real or personal property by the Company. Any real property and facilities held under lease by the Company is held by them under valid, subsisting, and enforceable leases of which the Company is in material compliance with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company.

(o) Financial Statements. As of their respective filing dates, as applicable, the financial statements of the Company included in the SEC Reports (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles consistently applied (“GAAP”), during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto; or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company and its consolidated Subsidiary as of and for the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(p) Material Changes. Since the date of the latest audited Financial Statements included within the SEC Reports, and as disclosed in any subsequently filed SEC Report,, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect; (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice; and (B) liabilities that would not be required to be reflected in the Company’s financial statements pursuant to GAAP or that would not be required to be disclosed in filings made with the SEC; (iii) the Company has not altered its method of accounting; (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock; and (v) the Company has not issued any equity securities. The Company does not have pending before the SEC any request for confidential treatment of information.

(q) Off-Balance Sheet Arrangements. There is no transaction, arrangement or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its SEC Reports filings and is not so disclosed or that otherwise would be reasonably expected to result in a Material Adverse Effect. There are no such transactions, arrangements or other relationships with the Company that may create contingencies or liabilities that are not otherwise disclosed by the Company in its SEC Reports filings.

(r) Transactions With Affiliates and Employees. Except as set forth in the SEC Reports or as contemplated in this Agreement or the other Transaction Agreements, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors) which would be required to be disclosed by the Company pursuant to Item 404 under Regulation S-K promulgated by the SEC, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case other than for (i) payment of salary for services rendered; (ii) reimbursement for expenses incurred on behalf of the Company or its Subsidiary; and (iii) other employee benefits, including stock option agreements, whether or not issued, under any stock option plan of the Company.

(s) Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to the certifying officers by others within those entities. To the Company’s knowledge, except as set forth in its most recently filed Annual Report on Form 10-K (the “2021 Form 10-K”), there are no material weaknesses in the Company’s internal control over financial reporting. Since the filing of the Company’s 2021 Form 10-K, there have been no significant changes in the Company’s internal control over financial reporting (as such term is defined in Item 308(c) of Regulations S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal control over financial reporting.

(t) Registration Rights. Except as set forth in the SEC Reports and pursuant to the Skycrest/Greyt SPS, no person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

(u) Investment Company. The Company is not, and after giving effect to the sale of the Shares and the application of the net proceeds therefrom, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(v) Environmental Matters. The Company does not have any liabilities under any Environmental Law, nor, to the Company’s knowledge, do any factors exist that are reasonably likely to give rise to any such liability, materially affecting any of the properties owned or leased by the Company. The Company has violated in any material respect any Environmental Law applicable to it now or previously in effect. As used herein, “Environmental Law” means any federal, state, provincial, local or foreign law, statute, code or ordinance, principle of common law, rule or regulation, as well as any permit, order, decree, judgment or injunction issued, promulgated, approved or entered thereunder, relating to pollution or the protection, cleanup or restoration of the environment or natural resources, or to the public health or safety, or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, discharge or disposal of hazardous materials.

(w) Labor Relations; Employee Matters. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company or which could reasonably be expected to result in a Material Adverse Effect. To the Company’s knowledge, no employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an Employee, nor does the Company have a present intention to terminate the employment of any of the foregoing. The Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(x) Taxes. The Company has prepared in good faith and duly and timely filed all tax returns required to be filed by it and such returns are complete and accurate in all material respects, except for tax returns that would not reasonably be expected to have a Material Adverse Effect; and the Company has paid all taxes required to have been paid by it, except for taxes which it reasonably disputes in good faith or the failure of which to pay has not had or would not reasonably be expected to have a Material Adverse Effect. The Company has no knowledge of a tax deficiency which has been or might be asserted or threatened against it which could reasonably be expected to result in a Material Adverse Effect.

2.2 Representations, Warranties and Covenants of the Purchaser. The Purchaser hereby represents and warrants to and covenants with the Company as follows:

(a) Organization and Good Standing. The Purchaser is duly incorporated, formed, or organized, validly existing and in good standing under the laws of the State or jurisdiction of its incorporation, formation, or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

(b) Authorization; Enforcement. The Purchaser has all necessary power and authority (corporate or otherwise) to execute and deliver this Agreement, and the other Transaction Agreements to which it is a party, and to carry out their respective provisions. All action on the Purchaser’s part required for the lawful execution and delivery of this Agreement, and the other Transaction Agreements to which it is a party has been taken. Upon its execution and delivery, this Agreement, and the other Transaction Agreements to which it is a party will be valid and binding obligations of the Purchaser, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application affecting enforcement of creditors’ rights; and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(c) Securities Law Representations, Warranties and Covenants.

(i) Investment Intent. The Purchaser is acquiring the Shares for the Purchaser’s own account. The Purchaser is acquiring the Shares for investment purposes only and not with a view to or for distributing or reselling the Shares or any part thereof or interest therein in violation of securities laws, however, each Purchaser has the right at all times to sell or otherwise dispose of all or any part of the Shares pursuant to an effective registration statement under the Securities Act and in compliance with applicable state securities laws or under an exemption from such registration.

(ii) Status. The Purchaser is an “accredited investor” as defined in Rule 501(a) under the Securities Act.

(iii) Experience of the Purchaser. The Purchaser has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares and has so evaluated the merits and risks of such investment.

(iv) Ability of the Purchaser to Bear Risk of Investment. The Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

(v) Access to Information. The Purchaser acknowledges that he, she or it has been afforded (i) the opportunity to ask such questions as Purchaser has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the issuance of the Shares and the merits and risks of investing in the Company; (ii) access to publicly available information about the Company and the Company’s financial condition, results of operations, business, properties, management and prospects sufficient to enable the Purchaser to evaluate the investment; and (iii) the opportunity to obtain such additional publicly available information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment and to verify the accuracy and completeness of the information contained herein.

(vi) Exemption from Registration. The Purchaser understands that the Shares are being offered and sold to it in reliance on an exemption from the registration requirements of the United States federal and applicable state securities laws pursuant to Section 4(a)(2) of the Securities Act and Regulation D under the Securities Act and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the applicability of such exemptions.

(vii) No Bad Actor. Neither the Purchaser nor any of the Purchaser’s shareholders, members, directors, managers, executive officers or affiliates is subject to any of the acts enumerated in Rule 506(d)(i) through (viii) under the Securities Act (a “Disqualification Event”) except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of the Securities Act; and (ii) a description of which has been furnished in writing to the Company. There is no event that would, with the passage of time, become a Disqualification Event relating to any of the above described persons.

(d) Legends. The Purchaser understands that the certificates evidencing the Shares will bear the following or similar legends for as long as required by the Securities Act and applicable state securities laws:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED PURSUANT TO AN EXEMPTION UNDER THE SECURITIES ACT.

ARTICLE III
REGISTRATION RIGHTS; AND OTHER AGREEMENTS

3.1 Registration.

(a) Within one hundred eighty (180) days of the Effective Date, the Company shall prepare and file with the SEC a Registration Statement on Form S-1 (the “Registration Statement”) covering the resale of the Shares (by the Purchaser. The Company shall use its commercially reasonable best efforts to have the Registration Statement declared effective within sixty (60) days after the Registration Statement is filed, and shall use its commercially reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act until all Shares covered by such Registration Statement have been sold or are capable of public sale pursuant to Rule 144 under the Securities Act without restrictions or limitations as to volume or manner of sale (the “Effectiveness Period”).

(b) The Company shall notify the Purchaser, which notice shall, pursuant to clauses (iii) through (iv) hereof, be accompanied by an instruction to suspend the use of the Registration Statement until the requisite changes have been made and which notice shall be made by public dissemination of information (by filing a Current Report on Form 8-K or otherwise) as promptly as reasonably possible (and, in the case of (i)(A) below, not less than one trading day prior to such filing) and (if requested by the Purchaser) confirm such notice in writing no later than one trading day following the day (i)(A) when a Registration Statement or any supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the SEC notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement; and (C) with respect to a Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or for additional information; (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering the Shares or the initiation of any proceedings for that purpose; and (iv) any statement made in a Registration Statement or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a Registration Statement or other documents so that, in the case of a Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Once the SEC has declared the Registration Statement effective, the Company shall use its commercially reasonable efforts to maintain the effectiveness of such Registration Statement during the Effectiveness Period and shall use its commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement or (ii) any suspension of the qualification (or exemption from qualification) of any of the Shares for sale in any jurisdiction, at the earliest practicable moment.

(d) The Company shall promptly deliver to each Purchaser, without charge, as many copies of the prospectus comprising a portion of the Registration Statement, each amendment or supplement thereto as the Purchaser may reasonably request in connection with resales of the Shares by the Purchaser.

(e) Upon learning that a prospectus that is part of the Registration Statement contains a material misstatement or omission that causes other statements made therein to be materially inaccurate, as promptly as reasonably possible, the Company shall notify the Purchaser to cease selling Shares and shall prepare a supplement or amendment, including a post- effective amendment, to the Registration Statement or a supplement to the related prospectus, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser agrees to cease selling Shares immediately upon notice from the Company that the prospectus related to the Shares is not current and not to resume selling Shares until notified by the Company that the Purchaser may do so.

3.2 Registration Expenses. All fees and expenses incident to the performance of or compliance with the registration rights under this Agreement by the Company shall be borne by the Company whether or not any Shares are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses with respect to filings required to be made with any trading market on which the Common Stock is then listed for trading); (ii) fees and disbursements of counsel for the Company; (iii) fees and disbursements of the Company’s accountants and Independent Registered Public Accounting Firm; and (iv) fees and expenses of all other persons retained by the Company in connection with its obligations under this Article III. In no event shall the Company be responsible for any broker or similar commissions of the Purchaser or any legal fees or other costs of the Purchaser.

3.3 Transaction Disclosure; Notices. The Company shall, by 8:30 a.m. Eastern time on the Business Day following the Effective Date, file a Current Report on Form 8-K, reasonably acceptable to Purchaser, disclosing the transactions contemplated by this Agreement and make such other filings and notices in the manner and time required by the SEC.

3.4 Right of First Refusal.

(a) If, at any time within eighteen (18) months after Closing, the Company or any of its subsidiaries, receives a bona fide offer or proposal from or reaches an agreement in principal with a third party to enter into an exclusive arrangement providing for manufacturing, distributing, licensing, and commercializing any of its existing and/or future products and services to be manufactured, licensed and/or distributed by the Company or any of its subsidiaries in India (the “Transaction”), and the Company desires to accept such proposal or enter into such agreement in its sole discretion (the “Third-Party Offer”), then the Company will provide prompt, written notice of such Third-Party Offer to Beyond 100 (the “Offer Notice”) of the identity of all proposed parties to the transaction proposed in the Third-Party Offer and the material financial and other terms and conditions of such Third-Party Offer (the “Material Terms”). Each Offer Notice constitutes an offer made by the Company to enter into an agreement with Beyond 100 on the same Material Terms of such Third-Party Offer.

(b) Beyond 100 shall have a period of fifteen (15) days after its receipt of the applicable Offer Notice (the “Exercise Period”) in which to elect to match the Third-Party Offer for the transaction proposed by in the Offer Notice (the “Proposed Transaction”) by delivering to the Company its written acceptance of the applicable Material Terms for the Proposed Transaction; provided, however, that the Company is not required to accept any non-financial terms or conditions contained in any Material Terms that cannot reasonably be fulfilled by the Company as readily as by any other individual or entity (e.g., an agreement conditioned upon the services of a particular individual or the supply of a product exclusively under the control of the third-party offeror).

(c) If, by the expiration of the Exercise Period, Beyond 100 has not elected to match the Third Party Offer for the Proposed Transaction, then the Company or its subsidiary, as applicable, shall have a period of ninety (90) days following the expiration of the Exercise Period in which to consummate any Proposed Transaction with the identified third party that produced the Third-Party Offer; provided that the Proposed Transaction is closed in accordance with the Material Terms that are the same or no more favorable to such third party as the Material Terms set forth in the Offer Notice. If the Proposed Transaction is not consummated within such ninety (90) day period, the terms and conditions of this Section will again apply and neither the Company nor any of its subsidiaries shall enter into any such transaction without affording Beyond 100 the right of first refusal for to any such transaction on the terms and conditions of this Section 3.4.

ARTICLE IV

INDEMNIFICATION

4.1 Survival. The respective representations and warranties of the Company and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and Closing for a period of six (6) months.

4.2 Indemnity. Each Party (an “Indemnifying Party”) shall indemnify each other Party and hold such other Parties and their respective shareholders, members, managers, directors, officers, employees and agents (collectively, the “Indemnified Parties”) harmless against and in respect of any and all damages, losses, penalties, liabilities, costs and expenses (including, without limitation, all fines, interest, reasonable and actual legal fees and expenses and amounts paid in settlement), that arise from or relate or are attributable to (and without giving effect to any tax benefit to the Indemnified Party) (a) any misrepresentation by such Indemnifying Party or breach of any representation or warranty by such Indemnifying Party in this Agreement; or (b) any breach of any covenant or agreement on the part of such Indemnifying Party in this Agreement. Notwithstanding anything in this Agreement to the contrary, in no event shall a Party be liable for punitive, consequential, incidental, indirect or special damages of any kind or nature, or any diminution in value in any action arising from this Agreement, regardless of the form of action through which such damages are sought including any claim for indemnity under this Section 4.2.

4.3 Notice to Indemnitor; Right of Parties to Defend. Promptly after the assertion of any claim by a third party or occurrence of any event which may give rise to a claim for indemnification from an Indemnifying Party (the “Indemnitor”) under this Article IV, an Indemnified Party (the “Indemnitee”) shall notify the Indemnitor in writing of such claim. The Indemnitor shall have the right to assume the control and defense of any such action (including, but without limitation, tax audits), provided that the Indemnitee may participate in the defense of such action subject to the Indemnitor’s reasonable direction and at Indemnitee’s sole cost and expense. The Party contesting any such claim shall be furnished all reasonable assistance in connection therewith by the other Party and be given full access to all information relevant thereto. In no event shall any such claim be settled without the Indemnitor’s consent.

ARTICLE V

MISCELLANEOUS

5.1 Fees and Expenses. Each Party shall bear its respective out-of-pocket costs and expenses incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated hereby (including all fees and out-of-pocket costs and expenses of the Purchaser’ respective legal and financial advisors).

5.2 Entire Agreement; Amendments. This Agreement, together with the Exhibits hereto, contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the Parties acknowledge have been merged into such documents, exhibits and schedules.

5.3 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given to the Party to be notified by personal delivery; or (b) by nationally recognized overnight courier and shall be effective upon receipt. Any notice hereunder shall be addressed as follows:

If to the Company, to:	4045 Sheridan Avenue, Suite 2309 Miami Beach, FL 33140 Attention: CEO

If to the Purchaser, to:	the address set forth under their respective names on the signature page hereto.

or such other address as may be designated in writing hereafter, in the same manner, by either Party.

5.4 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by all the Parties; or, in the case of a waiver, by the Party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either Party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

5.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. No Party may assign this Agreement nor any of the rights or obligations hereunder without the written consent of the other Party, which consent shall not unreasonably be withheld.

5.7 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the Parties and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

5.8 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Florida without regard to the principles of conflicts of law thereof. Exclusive jurisdiction for any action arising under this Agreement shall be in the U.S. federal or state court in Miami-Dade County, Florida, and the Parties hereby waive any claim or defense that such forum is not convenient or proper.

5.9 Attorneys’ Fees. In any suit, action or proceeding brought with respect to interpretation or enforcement of this Agreement, the prevailing Party shall be entitled to recover from the non-prevailing Party, attorneys’ fees and costs at both the trial and appellate levels.

5.10 Public Announcement; Confidentiality. Except as may be required by law, no Party shall issue any press release or otherwise publicly disclose this Agreement or the transactions contemplated hereby or any dealings between or among the Parties in connection with the subject matter hereof without the prior approval of the other Parties, which shall not be unreasonably withheld or delayed. In the event that any such press release or other public disclosure shall be required by applicable law, the Party required to issue such release or disclosure shall consult in good faith with the other Parties with respect to the form and substance of such release or disclosure prior to the public dissemination thereof.

5.11. Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. In the event that any signature is delivered by facsimile, .PDF or other electronic transmission, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile, .PDF or other electronic transmission of the signature page were an original thereof.

5.12 Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affecting or impaired thereby and the Parties will attempt to agree upon a valid and enforceable provision that shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

THE COMPANY:

ORGANICELL REGENERATIVE MEDICINE, INC.

By:	/s/ Ian Bothwell
Ian Bothwell, Chief Financial Officer

THE PURCHASER:

BEYOND 100 FZE

By:	/s/ Chada Anitha Reddy
Chada Anitha Reddy, Authorized Signatory

112 Westwood Avenue, Singapore 64826
Address

Exhibit B

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated effective as of August 19, 2022 (the “Effective Date”), is made by and among ORGANICELL REGENERATIVE MEDICINE, INC., a Nevada corporation (the “Company”) and SMART CO. HOLDING PTE. LTD., a Singapore corporation (the “Purchaser”). The Company and the Purchaser are sometimes referred to herein individually, as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS the Company wishes to sell to the Purchaser 50,000,000 shares of the Company’s common stock, $0.001 (the “Shares”) and the Purchaser wish to purchase the Shares from the Company, all on and subject to the terms and conditions set forth herein; and

WHEREAS the Company and the Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration pursuant to Section 4(a)2 of and Regulation D promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy are hereby acknowledged, the Parties agree as follows:

ARTICLE I

CONSIDERATION

1.1 Sale and Purchase of Shares. On and subject to the terms and conditions set forth in this Agreement, at Closing (as hereinafter defined), the Company and shall sell the Shares to the Purchaser and the Purchaser shall purchase and acquire their respective Shares from the Company at a purchase price of US$0.02 per Share (the “Purchase Price”).

1.2 Payment of the Purchase Price. The Purchase Price for the Shares shall be payable by the Purchaser to the Company in full at Closing (by wire transfer in immediately available funds to such bank account as may be designated by the Company.

1.3 Closing. The closing of the purchase and sale of the Shares provided for in this Agreement (the “Closing”) shall be consummated by electronic or other exchange of documents contemporaneously with the execution of this Agreement on the Effective Date. It shall be a condition of such Closing that the Shares purchased by the Purchaser shall close simultaneously with the purchase of Common Shares and newly-issued shares of the Company’s Preferred Stock (the “Preferred Shares”) of the Company by Skycrest Holdings, LLC and Greyt Ventures LLC pursuant to a separate Securities Purchase Agreement of even date herewith (the “Skycrest/Greyt SPA”). The Preferred Shares are being issued to Skycrest Holdings, LLC and Greyt Ventures for the purpose of granting them majority stockholder voting rights.

1.4 Board Appointment. At Closing, Dr. Bhupendra Kumar Modi and Gurvinder Pal Singh will be appointed to the Company’s Board of Directors and Dr. Modi will be appointed Chair of the Board of Directors.

1.5 Closing Deliveries by the Company. At Closing, the Company shall deliver (or cause to be delivered) to the Purchaser (as applicable):

(a) book entry certificates in the name of the Purchaser for their respective Shares purchased hereunder;

(b) evidence in form and substance reasonably satisfactory to the Purchaser that the composition of the Company’s board of directors be comprised at Closing as provided in Section 1.4;

(c) evidence in form and substance reasonably satisfactory to the Purchaser that the changes in management compensation set forth on Exhibit A attached hereto have been implemented;

(d) a copy of the minutes of meeting or written consent duly executed by each director of the Company, providing the valid adoption of resolutions of the Company’s board of directors approving this Agreement and each other transaction agreement provided for in this Agreement to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby; and

(e) such other documents as may be necessary to effect the consummation of the transactions contemplated by this Agreement.

1.6 Closing Deliveries by the Purchaser. At Closing, the Purchaser shall deliver (or cause to be delivered) to the Company (as applicable):

(a) The balance of the Purchase Price, as provided in Section 1.2(b); and

(b) such other documents as may be necessary to effect the consummation of the transactions contemplated by this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE PARTIES

2.1 Representations and Warranties of the Company. Except as set forth in the SEC Reports (as hereinafter defined), which shall be deemed a part hereof, the Company hereby makes the following representations and warranties to the Purchaser:

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(a) SEC Reports. The Company has timely, including within any additional time periods provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC since November 1, 2020, pursuant to the reporting requirements of the Exchange Act, as amended including all exhibits thereto and financial statements, notes and schedules included or incorporated by reference therein and all amendments thereto (collectively, the “SEC Reports”). As of their respective filing dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All material agreements to which the Company is a party or to which any of their respective property or assets are subject that are required to be filed as Exhibits to the SEC Reports are included as a part of, or specifically identified in, the SEC Reports.

(b) Organization, Good Standing and Qualification. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Nevada, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify could be reasonably expected to result in a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the Company (as hereinafter defined), taken as a whole (a “Material Adverse Effect”).

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into, and to consummate the transactions contemplated by this Agreement, and the other transaction agreements to which it is a party (collectively, the “Transaction Agreements”), and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement, and the other Transaction Agreements to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company or its stockholders in connection therewith. This Agreement and the other Transaction Agreements to which the Company is a party have been duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights; and (ii) as limited by general principles of equity that restrict the availability of equitable remedies. The Company is not in violation of any of the provisions of its Articles of Incorporation or bylaws (each as amended through the date hereof).

(d) Capitalization; Subsidiary.

(i) As of the date of this Agreement, the authorized capital stock of the Company consists of 2,500,000,000 shares of Common Stock, par value US$0.001 and 10,000,000 shares of Preferred Stock, par value US$0.001. No shares of capital stock of the Company are entitled to preemptive or similar rights, nor is any holder of capital stock of the Company entitled to statutory preemptive or similar rights arising out of any agreement or understanding with the Company.

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(ii) All issued and outstanding shares of the Company’s capital stock (A) have been duly authorized and validly issued and are fully paid and nonassessable; and (B) were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

(iii) Except as set forth in the SEC Reports or Schedule 1 hereto, there are no outstanding options, warrants, rights (including conversion and rights of first refusal and similar rights) to subscribe to, calls, or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire any shares of capital stock of the Company, or contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, or securities or rights convertible or exchangeable into shares of capital stock of the Company. The issue and sale of the Shares will not obligate the Company to issue Common Stock or other securities to any person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities.

(e) Issuance of the Shares. The Shares are duly authorized, and when issued and paid for in accordance with the terms hereof, will be duly and validly issued, fully paid and nonassessable, and free and clear of all liens, encumbrances, and rights of first refusal of any kind (collectively, “Liens”). Based in part upon the representations of the Purchaser set forth in Section 2.2 of this Agreement, (i) the Shares will be issued in compliance with all applicable federal and state securities laws; and (ii) no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser under this Agreement.

(f) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Company’s Articles of Incorporation or bylaws (each as amended through the date hereof); (ii) conflict with, or constitute a default (or an event which with notice or lapse of time, or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time, or both) of, any agreement, credit facility, indenture or instrument (evidencing a Company debt or otherwise) to which the Company is a party or by which any property or asset of the Company is bound or affected; (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, or (iv) conflict with, or result in or constitute any violation of, or result in the termination, suspension or revocation of, any Authorization (as hereinafter defined) applicable to the Company, or to any of their respective properties or assets, or to any of the Shares, or result in any other impairment of the rights of the holder of any such Authorization, except in the case of each of clauses (ii), (iii) and (iv), as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The business of the Company is conducted in compliance in all material respects with all laws, ordinances, or regulations of any governmental authority. As used herein, “Authorization” means any registration (including any registration under the Securities Act) or filing with, or any notification to, or any approval, permission, consent, ratification, waiver, authorization, order, finding of suitability, permit, license, franchise, exemption, certification or similar instrument or document of or from, any U.S. court, arbitral tribunal, arbitrator, administrative or regulatory agency or commission or other governmental or regulatory authority, agency or governing body, domestic or foreign, including without limitation any trading market (each, a “Governmental Entity”), or any other person, or under any statute, law, ordinance, rule, regulation or agency requirement of any Governmental Entity,

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(g) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, Authorization or order of, give any notice to, or make any filing or registration with, any court or other U.S. or foreign federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Company of this Agreement, other than filings which may be required under federal and state securities laws, including Form D and any blue sky filings.

(h) Litigation; Proceedings. Except as set forth in the SEC Reports and on Schedule 2, there is no action, suit, inquiries, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its properties before or by any court, arbitrator, governmental or administrative agency, or regulatory authority (U.S. federal, state, county, local or foreign), which if adversely determined, could reasonably be expect to have a Material Adverse Effect nor is the Company aware of any reasonable basis therefor. Neither the Company nor to the Company’s knowledge, any of its officers, directors or any of its employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate, which if adversely determined, could reasonably be expected to have a Material Adverse Effect. The foregoing includes, without limitation, actions, suits, proceedings, or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, any information, or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

(i) No Default or Violation. The Company is not (i) in material default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a material default), nor has the Company received written notice of a claim that it is in material default under or is in material violation of any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound; (ii) in violation in any material respect of any order of any court, arbitrator or governmental body; or (iii) in violation in any material respect of any statute, rule or regulation of any governmental authority, which in each instance could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

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(j) Brokers Fees. No fees or commissions will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank, or other person, with respect to the transactions contemplated by this Agreement.

(k) Intellectual Property.

(i) The Company owns or possesses sufficient legal rights to its respective Intellectual Property (as defined below) necessary for its business as now conducted and as presently proposed to be conducted. To the knowledge of the Company, all such Intellectual Property rights are enforceable and there is no existing infringement by another person of any of the Intellectual Property rights of the Company. To the Company’s knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person. For purposes of this Agreement, “Intellectual Property” means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, copyrights, trade secrets, domain names, mask works, technology, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing (and all goodwill associated therewith), and any and all such cases that are necessary, owned or used by the Company or the Subsidiary in the conduct of its respective businesses as now conducted and as presently proposed to be conducted.

(ii) All material licenses or other agreements under which the Company is granted Intellectual Property (excluding licenses to use software utilized in the Company’s internal operations and which is generally commercially available) are in full force and effect and, to the Company’s knowledge, there is no material default by any party thereto. The Company has no reason to believe that the licensors under such licenses and other agreements do not have and did not have all requisite power and authority to grant the rights to the Intellectual Property purported to be granted thereby.

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(iii) All licenses or other agreements under which the Company has granted rights to Intellectual Property to others (including all end-user agreements) are in full force and effect, there has been no material default by the Company thereunder and, to the Company’s knowledge, there is no material default of any provision thereof relating to Intellectual Property by any other party thereto.

(iv) The Company has taken all steps required in accordance with commercially reasonable business practice to establish and preserve their ownership in their owned Intellectual Property and to keep confidential all material technical information developed by or belonging to the Company or such Company which has not been patented or copyrighted.

(l) Regulatory Permits. The Company possesses all material certificates, authorizations and permits issued by the appropriate U.S. federal, state, or foreign regulatory authorities materially necessary to conduct its business (“Permits”) and the Company has not received any notice of proceedings relating to the revocation or modification of any Permit.

(m) Insurance. Except with respect to Directors’ and Officers’ insurance, which the Company does not currently maintain, the Company is insured by insurers of recognized financial responsibility against such losses and risks, and in such amounts as are prudent and customary in the businesses in which the Company is engaged in their locality. The Company does not have any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

(n) Title. The Company does not own any real property in fee simple. The Company have good and marketable title to all personal property owned by it that is material to its business, free and clear of all Liens, except for Liens that do not materially affect the value of such real or personal property and do not interfere with the use made and proposed to be made of such real or personal property by the Company. Any real property and facilities held under lease by the Company is held by them under valid, subsisting, and enforceable leases of which the Company is in material compliance with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company.

(o) Financial Statements. As of their respective filing dates, as applicable, the financial statements of the Company included in the SEC Reports (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles consistently applied (“GAAP”), during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto; or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company and its consolidated Subsidiary as of and for the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

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(p) Material Changes. Since the date of the latest audited Financial Statements included within the SEC Reports, and as disclosed in any subsequently filed SEC Report,, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect; (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice; and (B) liabilities that would not be required to be reflected in the Company’s financial statements pursuant to GAAP or that would not be required to be disclosed in filings made with the SEC; (iii) the Company has not altered its method of accounting; (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock; and (v) the Company has not issued any equity securities. The Company does not have pending before the SEC any request for confidential treatment of information.

(q) Off-Balance Sheet Arrangements. There is no transaction, arrangement or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its SEC Reports filings and is not so disclosed or that otherwise would be reasonably expected to result in a Material Adverse Effect. There are no such transactions, arrangements or other relationships with the Company that may create contingencies or liabilities that are not otherwise disclosed by the Company in its SEC Reports filings.

(r) Transactions With Affiliates and Employees. Except as set forth in the SEC Reports or as contemplated in this Agreement or the other Transaction Agreements, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors) which would be required to be disclosed by the Company pursuant to Item 404 under Regulation S-K promulgated by the SEC, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case other than for (i) payment of salary for services rendered; (ii) reimbursement for expenses incurred on behalf of the Company or its Subsidiary; and (iii) other employee benefits, including stock option agreements, whether or not issued, under any stock option plan of the Company.

(s) Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to the certifying officers by others within those entities. To the Company’s knowledge, except as set forth in its most recently filed Annual Report on Form 10-K (the “2021 Form 10-K”), there are no material weaknesses in the Company’s internal control over financial reporting. Since the filing of the Company’s 2021 Form 10-K, there have been no significant changes in the Company’s internal control over financial reporting (as such term is defined in Item 308(c) of Regulations S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal control over financial reporting.

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(t) Registration Rights. Except as set forth in the SEC Reports and pursuant to the Skycrest/Greyt SPS, no person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

(u) Investment Company. The Company is not, and after giving effect to the sale of the Shares and the application of the net proceeds therefrom, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(v) Environmental Matters. The Company does not have any liabilities under any Environmental Law, nor, to the Company’s knowledge, do any factors exist that are reasonably likely to give rise to any such liability, materially affecting any of the properties owned or leased by the Company. The Company has violated in any material respect any Environmental Law applicable to it now or previously in effect. As used herein, “Environmental Law” means any federal, state, provincial, local or foreign law, statute, code or ordinance, principle of common law, rule or regulation, as well as any permit, order, decree, judgment or injunction issued, promulgated, approved or entered thereunder, relating to pollution or the protection, cleanup or restoration of the environment or natural resources, or to the public health or safety, or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, discharge or disposal of hazardous materials.

(w) Labor Relations; Employee Matters. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company or which could reasonably be expected to result in a Material Adverse Effect. To the Company’s knowledge, no employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an Employee, nor does the Company have a present intention to terminate the employment of any of the foregoing. The Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(x) Taxes. The Company has prepared in good faith and duly and timely filed all tax returns required to be filed by it and such returns are complete and accurate in all material respects, except for tax returns that would not reasonably be expected to have a Material Adverse Effect; and the Company has paid all taxes required to have been paid by it, except for taxes which it reasonably disputes in good faith or the failure of which to pay has not had or would not reasonably be expected to have a Material Adverse Effect. The Company has no knowledge of a tax deficiency which has been or might be asserted or threatened against it which could reasonably be expected to result in a Material Adverse Effect.

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2.2 Representations, Warranties and Covenants of the Purchaser. The Purchaser hereby represents and warrants to and covenants with the Company as follows:

(a) Organization and Good Standing. The Purchaser is duly incorporated, formed, or organized, validly existing and in good standing under the laws of the State or jurisdiction of its incorporation, formation, or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

(b) Authorization; Enforcement. The Purchaser has all necessary power and authority (corporate or otherwise) to execute and deliver this Agreement, and the other Transaction Agreements to which it is a party, and to carry out their respective provisions. All action on the Purchaser’s part required for the lawful execution and delivery of this Agreement, and the other Transaction Agreements to which it is a party has been taken. Upon its execution and delivery, this Agreement, and the other Transaction Agreements to which it is a party will be valid and binding obligations of the Purchaser, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application affecting enforcement of creditors’ rights; and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(c) Securities Law Representations, Warranties and Covenants.

(i) Investment Intent. The Purchaser is acquiring the Shares for the Purchaser’s own account. The Purchaser is acquiring the Shares for investment purposes only and not with a view to or for distributing or reselling the Shares or any part thereof or interest therein in violation of securities laws, however, each Purchaser has the right at all times to sell or otherwise dispose of all or any part of the Shares pursuant to an effective registration statement under the Securities Act and in compliance with applicable state securities laws or under an exemption from such registration.

(ii) Status. The Purchaser is an “accredited investor” as defined in Rule 501(a) under the Securities Act.

(iii) Experience of the Purchaser. The Purchaser has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares and has so evaluated the merits and risks of such investment.

(iv) Ability of the Purchaser to Bear Risk of Investment. The Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

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(v) Access to Information. The Purchaser acknowledges that he, she or it has been afforded (i) the opportunity to ask such questions as Purchaser has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the issuance of the Shares and the merits and risks of investing in the Company; (ii) access to publicly available information about the Company and the Company’s financial condition, results of operations, business, properties, management and prospects sufficient to enable the Purchaser to evaluate the investment; and (iii) the opportunity to obtain such additional publicly available information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment and to verify the accuracy and completeness of the information contained herein.

(vi) Exemption from Registration. The Purchaser understands that the Shares are being offered and sold to it in reliance on an exemption from the registration requirements of the United States federal and applicable state securities laws pursuant to Section 4(a)(2) of the Securities Act and Regulation D under the Securities Act and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the applicability of such exemptions.

(vii) No Bad Actor. Neither the Purchaser nor any of the Purchaser’s shareholders, members, directors, managers, executive officers or affiliates is subject to any of the acts enumerated in Rule 506(d)(i) through (viii) under the Securities Act (a “Disqualification Event”) except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of the Securities Act; and (ii) a description of which has been furnished in writing to the Company. There is no event that would, with the passage of time, become a Disqualification Event relating to any of the above described persons.

(d) Legends. The Purchaser understands that the certificates evidencing the Shares will bear the following or similar legends for as long as required by the Securities Act and applicable state securities laws:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED PURSUANT TO AN EXEMPTION UNDER THE SECURITIES ACT.

ARTICLE III
REGISTRATION RIGHTS; AND OTHER AGREEMENTS

3.1 Registration.

(a) Within one hundred eighty (180) days of the Effective Date, the Company shall prepare and file with the SEC a Registration Statement on Form S-1 (the “Registration Statement”) covering the resale of the Shares (by the Purchaser. The Company shall use its commercially reasonable best efforts to have the Registration Statement declared effective within sixty (60) days after the Registration Statement is filed, and shall use its commercially reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act until all Shares covered by such Registration Statement have been sold or are capable of public sale pursuant to Rule 144 under the Securities Act without restrictions or limitations as to volume or manner of sale (the “Effectiveness Period”).

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(b) The Company shall notify the Purchaser, which notice shall, pursuant to clauses (iii) through (iv) hereof, be accompanied by an instruction to suspend the use of the Registration Statement until the requisite changes have been made and which notice shall be made by public dissemination of information (by filing a Current Report on Form 8-K or otherwise) as promptly as reasonably possible (and, in the case of (i)(A) below, not less than one trading day prior to such filing) and (if requested by the Purchaser) confirm such notice in writing no later than one trading day following the day (i)(A) when a Registration Statement or any supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the SEC notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement; and (C) with respect to a Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or for additional information; (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering the Shares or the initiation of any proceedings for that purpose; and (iv) any statement made in a Registration Statement or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a Registration Statement or other documents so that, in the case of a Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Once the SEC has declared the Registration Statement effective, the Company shall use its commercially reasonable efforts to maintain the effectiveness of such Registration Statement during the Effectiveness Period and shall use its commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement or (ii) any suspension of the qualification (or exemption from qualification) of any of the Shares for sale in any jurisdiction, at the earliest practicable moment.

(d) The Company shall promptly deliver to each Purchaser, without charge, as many copies of the prospectus comprising a portion of the Registration Statement, each amendment or supplement thereto as the Purchaser may reasonably request in connection with resales of the Shares by the Purchaser.

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(e) Upon learning that a prospectus that is part of the Registration Statement contains a material misstatement or omission that causes other statements made therein to be materially inaccurate, as promptly as reasonably possible, the Company shall notify the Purchaser to cease selling Shares and shall prepare a supplement or amendment, including a post- effective amendment, to the Registration Statement or a supplement to the related prospectus, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser agrees to cease selling Shares immediately upon notice from the Company that the prospectus related to the Shares is not current and not to resume selling Shares until notified by the Company that the Purchaser may do so.

3.2 Registration Expenses. All fees and expenses incident to the performance of or compliance with the registration rights under this Agreement by the Company shall be borne by the Company whether or not any Shares are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses with respect to filings required to be made with any trading market on which the Common Stock is then listed for trading); (ii) fees and disbursements of counsel for the Company; (iii) fees and disbursements of the Company’s accountants and Independent Registered Public Accounting Firm; and (iv) fees and expenses of all other persons retained by the Company in connection with its obligations under this Article III. In no event shall the Company be responsible for any broker or similar commissions of the Purchaser or any legal fees or other costs of the Purchaser.

3.3 Transaction Disclosure; Notices. The Company shall, by 8:30 a.m. Eastern time on the Business Day following the Effective Date, file a Current Report on Form 8-K, reasonably acceptable to Purchaser, disclosing the transactions contemplated by this Agreement and make such other filings and notices in the manner and time required by the SEC.

ARTICLE IV

INDEMNIFICATION

4.1 Survival. The respective representations and warranties of the Company and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and Closing for a period of six (6) months.

4.2 Indemnity. Each Party (an “Indemnifying Party”) shall indemnify each other Party and hold such other Parties and their respective shareholders, members, managers, directors, officers, employees and agents (collectively, the “Indemnified Parties”) harmless against and in respect of any and all damages, losses, penalties, liabilities, costs and expenses (including, without limitation, all fines, interest, reasonable and actual legal fees and expenses and amounts paid in settlement), that arise from or relate or are attributable to (and without giving effect to any tax benefit to the Indemnified Party) (a) any misrepresentation by such Indemnifying Party or breach of any representation or warranty by such Indemnifying Party in this Agreement; or (b) any breach of any covenant or agreement on the part of such Indemnifying Party in this Agreement. Notwithstanding anything in this Agreement to the contrary, in no event shall a Party be liable for punitive, consequential, incidental, indirect or special damages of any kind or nature, or any diminution in value in any action arising from this Agreement, regardless of the form of action through which such damages are sought including any claim for indemnity under this Section 4.2.

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4.3 Notice to Indemnitor; Right of Parties to Defend. Promptly after the assertion of any claim by a third party or occurrence of any event which may give rise to a claim for indemnification from an Indemnifying Party (the “Indemnitor”) under this Article IV, an Indemnified Party (the “Indemnitee”) shall notify the Indemnitor in writing of such claim. The Indemnitor shall have the right to assume the control and defense of any such action (including, but without limitation, tax audits), provided that the Indemnitee may participate in the defense of such action subject to the Indemnitor’s reasonable direction and at Indemnitee’s sole cost and expense. The Party contesting any such claim shall be furnished all reasonable assistance in connection therewith by the other Party and be given full access to all information relevant thereto. In no event shall any such claim be settled without the Indemnitor’s consent.

ARTICLE V

MISCELLANEOUS

5.1 Fees and Expenses. Each Party shall bear its respective out-of-pocket costs and expenses incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated hereby (including all fees and out-of-pocket costs and expenses of the Purchaser’ respective legal and financial advisors).

5.2 Entire Agreement; Amendments. This Agreement, together with the Exhibits hereto, contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the Parties acknowledge have been merged into such documents, exhibits and schedules.

5.3 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given to the Party to be notified by personal delivery; or (b) by nationally recognized overnight courier and shall be effective upon receipt. Any notice hereunder shall be addressed as follows:

If to the Company, to:	4045 Sheridan Avenue, Suite 2309 Miami Beach, FL 33140 Attention: CEO

If to the Purchaser, to:	the address set forth under their respective names on the signature page hereto.

or such other address as may be designated in writing hereafter, in the same manner, by either Party.

5.4 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by all the Parties; or, in the case of a waiver, by the Party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either Party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

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5.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. No Party may assign this Agreement nor any of the rights or obligations hereunder without the written consent of the other Party, which consent shall not unreasonably be withheld.

5.7 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the Parties and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

5.8 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Florida without regard to the principles of conflicts of law thereof. Exclusive jurisdiction for any action arising under this Agreement shall be in the U.S. federal or state court in Miami-Dade County, Florida, and the Parties hereby waive any claim or defense that such forum is not convenient or proper.

5.9 Attorneys’ Fees. In any suit, action or proceeding brought with respect to interpretation or enforcement of this Agreement, the prevailing Party shall be entitled to recover from the non-prevailing Party, attorneys’ fees and costs at both the trial and appellate levels.

5.10 Public Announcement; Confidentiality. Except as may be required by law, no Party shall issue any press release or otherwise publicly disclose this Agreement or the transactions contemplated hereby or any dealings between or among the Parties in connection with the subject matter hereof without the prior approval of the other Parties, which shall not be unreasonably withheld or delayed. In the event that any such press release or other public disclosure shall be required by applicable law, the Party required to issue such release or disclosure shall consult in good faith with the other Parties with respect to the form and substance of such release or disclosure prior to the public dissemination thereof.

5.11. Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. In the event that any signature is delivered by facsimile, .PDF or other electronic transmission, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile, .PDF or other electronic transmission of the signature page were an original thereof.

5.12 Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affecting or impaired thereby and the Parties will attempt to agree upon a valid and enforceable provision that shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

THE COMPANY:

ORGANICELL REGENERATIVE MEDICINE, INC.

By:	/s/ Ian Bothwell
Ian Bothwell, Chief Financial Officer

THE PURCHASER:

SMART CO. HOLDING PTE. LTD.

By:	/s/ Chada Anitha Reddy
Chada Anitha Reddy, Authorized Signatory

112 Westwood Avenue, Singapore 64826
Address

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